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                                                                     EXHIBIT 4.8


                       AMENDMENT TO 1994 STOCK OPTION PLAN

         WHEREAS, the Board of Directors of ITEQ, Inc. (the "Company"), at a meeting duly called and held on July 23, 1997, adopted resolutions (the "Merger Resolutions") approving, among other matters, the execution by the Company of a Plan and Agreement of Merger (the "Merger Agreement") between the Company and Astrotech International Corporation ("AIX");

         WHEREAS, the Board of Directors of AIX adopted the 1994 Stock Option Plan for Employees of Brown-Minneapolis Tank & Fabricating Co., which was thereafter approved by the stockholders of AIX on May 17, 1994 (the "Plan");

         WHEREAS, pursuant to the Merger Agreement, on the Effective Date (as defined in the Merger Agreement) each share of AIX Common Stock (as defined in the Merger Agreement) then issued and outstanding, without any action on the part of the holders thereof, will automatically become and be converted into the right to receive certificates evidencing 0.93 of a fully paid and nonassessable share of issued and outstanding ITEQ Common Stock (as defined in the Merger Agreement) upon surrendering, in accordance with the provisions of Paragraph
1.9.3 of the Merger Agreement, of certificates theretofore evidencing shares of AIX Common Stock;

         WHEREAS, on the Effective Date ITEQ will need to amend the Plan to provide for issuance of ITEQ Common Stock upon the exercise of any option subject to the Plan;

         WHEREAS, included in the Merger Resolutions is a resolution approving any additional resolutions required in connection with the matters described in the Merger Resolutions, provided that the Proper Officers of the Company, on advice of counsel, consider the adoption thereof necessary and advisable, in which case, said resolution directs the Secretary of the Company to insert as an appendix to the Merger Resolutions a copy of such additional resolutions; and

         WHEREAS, the Proper Officers, on advice of counsel, consider the adoption of the following resolutions to be necessary and advisable with respect to the matters described in the Merger Resolutions;

         NOW, THEREFORE, BE IT RESOLVED that, on the Effective Date, the Plan be amended by the addition of the following provisions:

                  Upon exercise of any option subject to the Plan, the optionholder shall receive the number of shares of common stock of ITEQ, Inc., par value $.001 per share ("ITEQ Common Stock"), determined by multiplying the number of shares of common stock subject to the option being exercised by 0.93. The exercise price per share of ITEQ Common Stock shall equal the exercise price per share of the common stock of Astrotech International Corporation that was subject to such option divided by 0.93. If the foregoing calculation results in an option being exercised for a fraction of a share of ITEQ Common Stock, then the number of shares of ITEQ Common Stock subject to such option shall be rounded up to the nearest whole number of shares.

                  No options shall be issued under the Plan after October 28, 1997.

         RESOLVED FURTHER, that, except as amended as provided above, the term, exerciseability, vesting schedule, and other terms and conditions of the outstanding options subject to the Plan will otherwise be unchanged and shall operate in accordance with their terms.